SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) plans to hold an extraordinary general meeting of shareholders on January 17, 2011 on the 20th floor of its headquarters building in Seoul, pursuant to a board resolution adopted on December 23, 2010.

The purpose of the shareholders’ meeting is to approve the following four agendas:

1. Amendment to KEPCO’s articles of incorporation to expand the permissible business scope of KEPCO to include development of existing real property,

2. Appointment of a standing director (sangim-isa in Korean),

3. Appointment of a member of the audit committee (in addition to a member being reappointed under agenda 4 below),

4. Reappointment of a non-standing director as a member of the audit committee.

Further details regarding the amendment of KEPCO’s will be provided in a future filing on Form 6-K once they are finalized.

Details regarding the nominees under agendas 2 and 3 will be provided in a future filing on Form 6-K once they are finalized.

The nominee under agenda 4 is Mr. Jung-Gook Kim, currently a non-standing director and a member of the audit committee of KEPCO. Mr. Kim is being reappointed to his current position as a member of the audit committee. Mr. Kim, age 63, presently also serves as the chairman of the Bogo Economic Research Institute, and previously worked as the budget director for the Ministry of Finance and Economy of Korea and an adviser to Seil Accounting Firm. Mr. Kim graduated from Seoul National University with a bachelor’s degree in business management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: December 28, 2010